Exhibit 97.1
VICTORIA’S SECRET & CO.
CLAWBACK POLICY

Adopted November 29, 2022

The Human Capital and Compensation Committee (the “Committee”) of the Board of Directors of Victoria’s Secret & Co. (the “Company’) has established and will administer this Clawback Policy (the “Policy”).

This Policy describes two different clawback standards that apply to different groups of officers of the Company.

Financial Restatement Related Clawbacks

The Financial Restatement Related Clawbacks portion of this Policy applies to any current or former “executive officer” of the Company (as defined in Rule 10D-1 of the Securities Exchange Act of 1934, as amended (an “Executive Officer”)) and will be implemented in accordance with the rules of the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”).

In the event that the Company’s financial statements are required to be restated due to material noncompliance with any financial reporting requirement under the federal securities laws, including any required accounting restatement (a) to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (b) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, then the Committee shall, to the extent legally possible, recoup the amount of Incentive Compensation described below that is received by an Executive Officer during the three completed fiscal years immediately preceding the date that the Company is required to restate its financial statements. For the avoidance of doubt, clawbacks under this provision will apply even if the Executive Officer did not engage in any misconduct and even if the Executive Officer had no responsibility for the financial statement errors or other reasons requiring restatement.

In the event that the Company’s financial statements are required to be restated due to the commission of an act of fraud or other misconduct, including dishonesty, unethical conduct or falsification of the Company’s records, then the Committee shall, to the extent legally possible, recoup any Incentive Compensation received by the current or former Chief Executive Officer and Chief Financial Officer during the twelve months following the date of such financial restatement.

“Incentive Compensation” includes any compensation that has been granted, earned or vested based wholly or in part upon the achievement of a restated financial reporting measure. The amount of Incentive Compensation subject to recoupment shall be the amount of Incentive Compensation received by the Executive Officer during the applicable recovery period that exceeds the amount of Incentive Compensation that otherwise would have been received by the Executive Officer if such Incentive Compensation had been determined based on the revised financial information reflected in the accounting restatement.

Section 10D of the Securities Exchange Act, Section 304 of the Sarbanes Oxley Act, and other applicable rules of the SEC and NYSE shall apply for purposes of administering this portion of the Policy and determining the applicable recovery period and which persons and Incentive Compensation are subject to recoupment.

Cause Related Clawbacks

The Committee has established the Cause Related Clawbacks portion of this Policy to apply to all cash based performance or incentive compensation and any equity compensation granted, awarded, issued, paid or payable including, but not limited to, under the Victoria’s Secret and Co. 2021 Stock Option and Performance Incentive Plan (and any successor thereto) and the Victoria’s Secret and Co. 2021 Cash Incentive Compensation Performance Plan (and any successor thereto) (collectively, “Variable Compensation”) to any executive of the Company with the title of Senior Vice President and above (the “Executive”).

Variable Compensation may be subject to clawback when the Committee determines, in its sole discretion, that one of the following triggers (each, a “Clawback Trigger”) exists:

(1)an Executive was grossly negligent in the performance of the Executive’s duties with the Company (other than a failure resulting from the Executive’s incapacity due to physical or mental illness);

(2)an Executive has pled “guilty” or “no contest” to, or has been convicted of, an act which is defined as a felony under applicable federal or state law;

(3)an Executive has engaged in misconduct in bad faith that could reasonably be expected to materially harm the Company’s business or its reputation; or

(4)an Executive has violated a material provision of the Company’s Code of Conduct, including, but not limited to, committing Subject Conduct or other violations of the Company’s Discrimination, Anti-Harassment, Sexual Harassment and Non-Retaliation policies. “Subject Conduct” means sexual harassment (including creation of a hostile work environment), gender discrimination and retaliation related to the foregoing or a violation of any policy of the Company (or any of its affiliates) relating to sexual harassment (including creation of a hostile work environment), gender discrimination and retaliation related to the foregoing.

No event or condition described in subsections (a), (c) or (d) above shall constitute a Clawback Trigger unless (x) the Company provides the Executive with a Clawback Notice stating the grounds for such clawback; and (y) such grounds for clawback (if susceptible to correction) are not corrected by the Executive within thirty (30) days of the Executive’s receipt of the Clawback Notice.

During the time that an Executive is under investigation into facts related to any of the Clawback Triggers, the Executive shall not be entitled to vest in or receive any Variable Compensation or any separation pay unless and until the investigation is concluded with a finding that a Clawback Trigger does not exist. In the event that the Committee determines that a Clawback Trigger exists, the Committee may clawback the full amount of any Variable Compensation awarded, paid or payable to an Executive during the two years preceding the Committee’s determination and any Variable Compensation that has not yet vested may be immediately forfeited.

Policy Provisions Applicable to All Clawbacks

The clawback amount is determined without regard to reduction for any taxes that have been withheld and includes any profit an Executive Officer or Executive realized upon the exercise of any stock options. In addition, with respect to equity compensation, the amount that is subject to clawback is equal to the number of shares issued in connection with the applicable stock award if such shares are still held or, if such shares have been sold, the proceeds from the sale of such shares.

To the maximum extent permitted by law, the Committee shall exercise discretion in determining whether or not to exercise the Company’s recoupment rights under this Policy and specifically may consider the expected third-party expense that will be incurred to enforce these rights in evaluating whether and the extent to which to enforce the Company’s recoupment rights under this Policy.

In no event shall the Company indemnify any Executive Officer or Executive against any clawback of Incentive Compensation or Variable Compensation pursuant to this Policy and any provision under a Company policy or agreement that would purport to provide such indemnification shall be void.